UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53700
CUSIP NUMBER:	220801 104

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	August 31, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

CORTRONIX BIOMEDICAL ADVANCEMENT TECHNOLOGIES INC.
Full Name of Registrant

Former Name if Applicable

8200 N.W. 41st Street, Suite 145B,
Address of Principal Executive Office (Street and Number)

Doral, FL 33166
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended August 31, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Due to a change in control and an acquisition and disposition of assets we were not able to complete all of the financial information required to allow sufficient time to be able to finalize review and filing of the Form 10-K by the filing deadline of November 29, 2012.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Yoel Palomino	786	859-3585
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
For the fiscal year ended August 31, 2012, our loss from operations increased substantially to $393,105 from $147,069 in the prior year. This increase was mainly due to exploration costs of $172,828 in 2012 as compared to exploration costs of $31,000 in 2011 and an increase in professional fees of $161,677 for 2012 as compared to $6,992 during fiscal 2011, as well as an increase in general and administration expenses of $36,100 during fiscal 2012 as compared to $9,077 during fiscal 2011, and the   impairment on our mineral claims of $22,500 during fiscal 2012 (no comparable impairment in fiscal 2011).  The 2012 operations had no impairment on notes receivable as the Company took an impairment of $100,000 in fiscal 2011.

CORTRONIX BIOMEDICAL ADVANCEMENT TECHNOLOGIES INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 29, 2012	By:	/s/ Yoel Palomino
	Name:	Yoel Palomino
	Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).